Mail Stop 6010


June 20, 2006


Mr. Ross A. Anderson
Vice President – Finance and Chief Financial Officer
Milacron, Inc.
2090 Florence Avenue
Cincinnati, Ohio 45206

     RE:    **Milacron, Inc.**
               **Form 10-K for the fiscal year ended December 31, 2005**
               **Filed March 13, 2006**
               **File No. 1-08485**

Dear Mr. Anderson:


     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


               Sincerely,


               Martin F. James
               Senior Assistant Chief Accountant

Copy to:

     Mark I. Greene
     Cravath, Swaine & Moore LLP